SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                      FORM ll-K



          X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                     For the fiscal year ended December 31, 1994

                                          or


              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                     For the transition period from      to

                     Commission file number


          A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                                INGERSOLL-RAND COMPANY

                          SAVINGS AND STOCK INVESTMENT PLAN


          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                Ingersoll-Rand Company

                                    P. O. Box 8738

                           Woodcliff Lake, New Jersey 07675























                                      SIGNATURES



          Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                           Ingersoll-Rand Company Savings
                                             and Stock Investment Plan
                                                     (Registrant)



          Date June 29, 1995            By        /S/Donald H. Rice
                                                     Donald H. Rice
                                            Benefits Committee Chairman




































                          CONSENT OF INDEPENDENT ACCOUNTANTS

          We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Post-Effective Amendment No. 5 to No. 2-64708) of Ingersoll-Rand Company of our report dated June 22, 1995 appearing on page 5 of this Form 11-K.




          /S/ Price Waterhouse LLP
          PRICE WATERHOUSE LLP
          Morristown, NJ
          June 29, 1995















































                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                            INDEX TO FINANCIAL STATEMENTS


                                                                    Page

          Report of independent accountants                           5

          Statement of financial condition at
            December 31, 1994 and 1993:
               Combined Plan Summary                                  6
               Fixed Income Fund                                      7
               Mutual Fund                                            8
               Company Stock Fund                                     9
               Loan Fund                                             10

          Statement of income and changes in
            plan/fund equity for the years ended
            December 31, 1994 and 1993:
               Combined Plan Summary                                  6
               Fixed Income Fund                                      7
               Mutual Fund                                            8
               Company Stock Fund                                     9
               Loan Fund                                             10

          Notes to financial statements                           11-19


































                          Report of Independent Accountants



          To the Benefits Committee and Participants of the Ingersoll-Rand Company Savings and Stock Investment Plan


          In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial position of the Ingersoll-Rand Company Savings and Stock Investment Plan at December 31, 1994 and 1993, and the results of its operations and the changes in its plan equity for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Benefits Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Benefits Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




          /S/ Price Waterhouse LLP
          PRICE WATERHOUSE LLP
          Morristown, New Jersey
          June 22, 1995
























                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN

                                COMBINED PLAN SUMMARY

          STATEMENT OF FINANCIAL CONDITION
          December 31                               1994           1993

          Assets:
          Investments at current value:
          Combined Trust Fixed Income Fund     $122,082,549   $121,192,704
          Combined Trust Mutual Fund             82,721,898     80,256,130
          Combined Trust Ingersoll-Rand
            Company Stock Fund                  165,420,837    192,287,688
                                                370,225,284    393,736,522
          Participant loans receivable, net      20,154,381     16,829,263
          Contributions receivable, net           3,921,394      3,611,743

          Total assets                          394,301,059    414,177,528

          Plan equity                          $394,301,059   $414,177,528


          STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
          For the years ended December 31           1994           1993

          Contributions:
            Participants                       $ 33,343,082   $ 32,162,069
            Company                              12,230,877     11,511,940
                                                 45,573,959     43,674,009
          Income:
            Dividends and interest               12,999,366     13,631,187
            Net (depreciation) appreciation
              of investments                    (33,331,145)    55,716,388
              Net (loss) income                 (20,331,779)    69,347,575

          Total                                  25,242,180    113,021,584

          Participant withdrawals and
            distributions                        44,998,657     45,809,609
          Transfers (from) other funds, net         (92,027)             0
          Transfers to (from) other plans, net      212,019       (311,362)
          Net (decrease) increase in plan
            equity                              (19,876,469)    67,523,337

          Plan equity at beginning of year      414,177,528    346,654,191

          Plan equity at end of year           $394,301,059   $414,177,528


                   See accompanying notes to financial statements.










                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                                  FIXED INCOME FUND

          STATEMENT OF FINANCIAL CONDITION
          December 31                               1994           1993

          Assets:
          Investments at current value:
          Combined Trust Fixed Income Fund     $122,082,549   $121,192,704
          Contributions receivable, net           1,475,511      1,403,395

          Total assets                          123,558,060    122,596,099

          Fund equity                          $123,558,060   $122,596,099


          STATEMENT OF INCOME AND CHANGES IN FUND EQUITY
          For the years ended December 31           1994           1993

          Contributions:
            Participants                        $16,954,123   $ 17,266,615
          Income:
            Interest                              7,770,184      8,048,111
              Net income                          7,770,184      8,048,111
          Transfers (to) other funds, net        (5,966,227)      (581,248)

          Total                                  18,758,080     24,733,478

          Participant withdrawals and
            distributions                        17,798,977     18,440,086
          Transfers (from) other plans,
            net                                      (2,858)      (135,844)
          Net increase in fund equity               961,961      6,429,236

          Fund equity at beginning of year      122,596,099    116,166,863

          Fund equity at end of year           $123,558,060   $122,596,099




                   See accompanying notes to financial statements.

















                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                                     MUTUAL FUND

          STATEMENT OF FINANCIAL CONDITION
          December 31                               1994           1993

          Assets:
          Investments at current value:
          Combined Trust Mutual Fund            $82,721,898    $80,256,130
          Contributions receivable, net             990,683      1,032,739

          Total assets                           83,712,581     81,288,869

          Fund equity                           $83,712,581    $81,288,869


          STATEMENT OF INCOME AND CHANGES IN FUND EQUITY
          For the years ended December 31           1994           1993


          Contributions from participants       $12,111,653    $10,848,533
          Income:
            Dividends and interest                3,759,251      4,837,730
            Net (depreciation) appreciation of
              investments                        (3,464,344)     5,115,439
              Net income                            294,907      9,953,169
          Transfers (to) from other funds, net   (1,792,330)     6,292,084

          Total                                  10,614,230     27,093,786

          Participant withdrawals and
            distributions                         8,021,457      6,688,769
          Transfers to (from) other plans, net      169,061       (107,766)
          Net increase in fund equity             2,423,712     20,512,783

          Fund equity at beginning of year       81,288,869     60,776,086

          Fund equity at end of year            $83,712,581    $81,288,869


                   See accompanying notes to financial statements.


















                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                                  COMPANY STOCK FUND

          STATEMENT OF FINANCIAL CONDITION
          December 31                               1994           1993

          Assets:
          Investments at current value:
          Combined Trust Ingersoll-Rand
            Company Stock Fund                 $165,420,837   $192,287,688

          Contributions receivable, net           1,455,200      1,175,609

          Total assets                          166,876,037    193,463,297

          Fund equity                          $166,876,037   $193,463,297


          STATEMENT OF INCOME AND CHANGES IN FUND EQUITY
          For the years ended December 31           1994           1993

          Contributions:
            Participants                        $ 4,277,306   $  4,046,921
            Company                              12,230,877     11,511,940
                                                 16,508,183     15,558,861
          Income:
            Net (depreciation) appreciation of
              investments                       (29,866,801)    50,600,949
              Net income                        (29,866,801)    50,600,949
          Transfers from (to) other funds, net    5,231,898     (6,071,293)

          Total                                  (8,126,720)    60,088,517

          Participant withdrawals and
            distributions                        18,414,889     19,854,396
          Transfers to (from) other plans,
            net                                      45,651        (55,561)
          Net (decrease) increase in fund
            equity                              (26,587,260)    40,289,682

          Fund equity at beginning of year      193,463,297    153,173,615

          Fund equity at end of year           $166,876,037   $193,463,297


                   See accompanying notes to financial statements.












                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                                      LOAN FUND

          STATEMENT OF FINANCIAL CONDITION
          December 31                               1994           1993


          Participant loans receivable, net     $20,154,381    $16,829,263

          Fund equity                           $20,154,381    $16,829,263


          STATEMENT OF INCOME AND CHANGES IN FUND EQUITY
          For the years ended December 31           1994           1993


          Transfers from other funds
            for loans                           $12,233,700    $ 9,500,000

          Interest income from loans              1,469,931        745,346
                                                 13,703,631     10,245,346
          Transfers to other funds
            for repayments                        9,615,014      9,139,543
          Transfers to (from) other
            plans, net                                  165        (12,191)
          Participant distributions                 763,334        826,358
          Net increase in fund equity             3,325,118        291,636

          Fund equity at beginning of year       16,829,263     16,537,627

          Fund equity at end of year            $20,154,381    $16,829,263


                   See accompanying notes to financial statements.
























                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                            NOTES TO FINANCIAL STATEMENTS


          NOTE 1 - DESCRIPTION OF THE PLAN:

          The following brief description of the Ingersoll-Rand Company Savings and Stock Investment Plan (plan) is for general information purposes. Participants should refer to the plan document for more complete information.

          The Ingersoll-Rand Company (company) adopted the plan for eligible employees of participating locations. Members of collective bargaining units may not participate in the plan, unless provided for in their collective bargaining agreement. Eligible employees may participate the first day of the month following 30 calendar days of employment.

          Participants may contribute as basic contributions one to six percent (in whole percentages) of their compensation through payroll deductions. Participants contributing six percent of compensation may contribute an additional one to eight percent of compensation as supplemental contributions. Only basic contributions receive company matching contributions. Participants may use before or after-tax dollars for part or all of their contributions. Contributions are subject to varying limitations to ensure compliance with Internal Revenue Code requirements. Participants may change their contribution amounts at any time effective the first day of the following payroll period by contacting the recordkeeper through its benefits information line (BIL).

          The plan assets are held in the Combined Investment Trust (Combined Trust), together with assets from other participating plans.

          Participants may invest their contributions, in multiples of one percent, in one or more of the following funds:

              o Fixed Income Fund - A fund that invests in securities and debt that produce a fixed rate of return. Investments may include United States government securities, corporate bonds, notes, debentures, convertible securities, preferred stocks, investment funds or investment contracts.

              o Mutual Fund - Participants may select the following Fidelity Mutual Funds: Fidelity Fund, Growth and Income Portfolio, U.S. Equity Index Portfolio, and Magellan Fund.











                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                            NOTES TO FINANCIAL STATEMENTS



              o Company Stock Fund - A mutual fund consisting primarily of the company's common stock. This fund limits participant investment to 50% of current contributions or account balance on transfers.

          Each fund reinvests its income in that fund.

          The company matches basic contributions at a rate determined annually by the company's board of directors. For 1994 and 1993, the match was set at 50 percent of basic contributions. The plan requires that company contributions be at least 25 percent, but no more than 100 percent of participants' basic contributions.

          Participant contributions are always 100 percent vested. Company contributions vest on a seven-year, graded-vesting schedule. Employees are 20 percent vested after completing three years of service. The vested percentage then increases in increments of 20 percent per year until fully vested after seven years of service. All company contributions become 100 percent vested if the participant's employment terminates due to disability, retirement or death.

          On any business day, participants may change their allocation of future contributions and transfer prior contributions between funds. Transfers of prior contributions are in whole percentages or dollars (with a $250 minimum).

          Participants have several options that permit access to their contributions, earnings and certain vested company contributions. These options are subject to certain rules and restrictions.

          Plan distributions may be in the form of a lump sum, installments over a maximum of five years or in such other manner that the Benefits Committee may permit.

          The Benefits Committee, appointed by the company's board of directors, manages the plan. The Finance Committee of the company's board of directors establishes the plan's investment policies.

          The company intends to continue the plan indefinitely. However, the company retains the right to discontinue the plan. If the company discontinues the plan, all participant account balances become fully vested at the termination date.











                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                            NOTES TO FINANCIAL STATEMENTS



          NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          The plan follows the accrual method of accounting. Effective October 1, 1994, Chase Manhattan Bank, NA (Chase) and Coopers & Lybrand LLP replaced Fidelity Investment Institutional Operations Company as trustee and recordkeeper, respectively.

          Valuation of Investments:

          Plan assets are part of the Combined Trust, which provides unified investment management. Chase (trustee) invests the plan assets in the various Combined Trust investment funds.

          Separate participant accounts are maintained by investment fund. These accounts record contributions, withdrawals, transfers, earnings and changes in market value.

          The insurance company guaranteed interest contracts and the Putnam Guaranteed Horizon Accounts are recorded at their respective contract value. Contract value approximates current value assuming the trust holds the investment until maturity. Contract value equals principal plus cumulative interest earned, reduced by distributions.

          The Chase Domestic Liquidity Fund and the Fidelity Retirement Money Market Portfolio contain short-term debt, including commercial paper, bank certificates of deposit and collateralized repurchase agreements. Repurchase agreements are secured by such instruments. Rates of return on the money-market funds vary with the instruments purchased and changes in short-term interest rates.

          The financial statements report investments in the Mutual Fund and the Company Stock Fund at current value based on published market quotations.

          Security Transactions and Investment Income:

          Realized gains or losses on security transactions are recorded on trade date. Realized gains or losses are the difference between the proceeds received and the participant's average unit cost.














                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                            NOTES TO FINANCIAL STATEMENTS



          Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.

          The statement of income and changes in plan/fund equity includes unrealized appreciation or depreciation in accordance with the policy of stating investments at current value.

          Contributions:

          Participant and company matching contributions are made to the Combined Trust within five working days after the end of the month. Participant contributions for each fund are based on the participants' investment decisions. The company matching contributions are made to the Company Stock Fund in cash or common stock.

          Forfeitures:

          Forfeitures of nonvested company contributions occur when participants are terminated. Forfeitures of $775,550 in 1994 and $777,301 in 1993 were used to reduce future company contributions.

          Expenses of the Plan:

          Most expenses for the administration of the plan and the Combined Trust are paid for by the company. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments.

          Benefit obligations:

          Employee distributions to terminated employees are recorded in each fund's financial statements, when paid. The approved and unpaid amounts were $1,580,622 and $219,707 at December 31, 1994 and 1993, respectively. These amounts are reflected as liabilities on the plan's Form 5500.

          Recently issued financial accounting standards:

          The American Institute of Certified Public Accountants has issued SOP 94-4 "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans"
          (SOP), which generally requires that investment contracts should be recorded at fair value instead of contract value. This SOP is effective for financial statements beginning after December 15, 1994, except that the application to investment contracts








                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                            NOTES TO FINANCIAL STATEMENTS



          entered into before December 31, 1993, is delayed to plan years beginning after December 15, 1995. Had the SOP been adopted, the effect would have been immaterial.


          NOTE 3 - FIXED INCOME FUND:

          Investments in the Fixed Income Fund at December 31 were as follows:

                                                   1994           1993
          Benefit accumulation contracts with
            Aetna Life Insurance Company        $         0   $ 14,711,197
          Group annuity contracts with:
            The Travelers Companies               4,179,665      3,920,135
            Hartford Life Insurance
              Company                             3,537,641      3,243,161
          Putnam Guaranteed Horizon
            Accounts                            134,335,405    121,719,040
          Fidelity Retirement Money-
            Market Portfolio                              0     17,339,721
          Chase Domestic Liquidity Fund          25,338,550              0
          Chase Cash Account                         53,338              0
          Total Combined Trust Fixed
            Income Fund                         167,444,599    160,933,254

          Less: Other Plans                      45,362,050     39,740,550

          Plan Investment in Fixed Income Fund $122,082,549   $121,192,704

          On December 5, 1994, a $14.7 million benefit accumulation contract with Aetna matured. The trustee transferred the funds to the Chase Domestic Liquidity Fund. On December 14, 1993, a
          9.3 million benefit accumulation contract with Aetna matured. The Trustee transferred the funds to the Fidelity Retirement Money Market Portfolio.

          The Travelers Companies' group annuity contract establishes a new interest rate every December, when the contract renews. The new rate applies to all funds held in the group annuity contract during the next plan year. The interest rate was 6.4% for 1994 and is set at 5.95% for 1995. The contract has no final maturity date and ends upon written notice.

          On December 31, 1994, a $3.5 million group annuity contract with the Hartford Life Insurance Company matured. The trustee transferred the funds to the Chase Domestic Liquidity Fund on January 3, 1995.








                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                            NOTES TO FINANCIAL STATEMENTS



          Certain assets of the plan are invested in Putnam Guaranteed Horizon accounts. Putnam Fiduciary Trust Company manages these accounts and provides a guaranteed annual rate of return and specific distributions through the maturity of the account.

          At December 31, 1994, the annual rate of return and maturity dates were as follows:

                Amount         Interest Rate       Maturity Date
             $ 10,353,015          8.09%           February 15, 1996
               10,050,557          8.21%           May 15, 1996
               18,142,529          4.70%           November 15, 1996
               15,212,846          6.12%           May 15, 1997
               22,614,222          7.63%           December 22, 1997
               20,199,300          5.63%           February 15, 1998
               37,762,936          6.41%           November 15, 1999
             $134,335,405

          The Chase Domestic Liquidity Fund reported an annualized rate of return of 5.14% for the three months ending December 31, 1994.

          The Fidelity Retirement Money Market Portfolio reported an annualized rate of return of 3.71% for the nine months ending September 30, 1994 and a 2.99% annual rate of return for 1993.































                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                            NOTES TO FINANCIAL STATEMENTS



          NOTE 4 - MUTUAL FUND:

          Participants in the Mutual Fund may invest in the Fidelity Fund, Growth and Income Portfolio, U.S. Equity Index Portfolio and Magellan Fund. Each fund consists of a portfolio of common stocks or other securities based on the fund's investment objective. Prospectuses are available from the Fidelity Management Trust Company.

          Investments in the Mutual Fund at December 31 were as follows:

                                                    1994           1993

          Fidelity Fund                         $ 5,257,312    $ 4,132,465
          Growth and Income Portfolio            25,207,138     22,079,073
          U.S. Equity Index Portfolio            42,195,285     45,590,187
          Magellan Fund                          35,882,913     31,327,038

          Total Combined Trust Mutual Fund      108,542,648    103,128,763

          Less: Other Plans                      25,820,750     22,872,633

          Plan investment in Mutual Fund        $82,721,898    $80,256,130

          These funds cost $105,942,797 and $94,887,251 at December 31, 1994 and 1993, respectively.

          Net realized and unrealized (depreciation) or appreciation of investments for the years ended December 31, 1994 and 1993 was as follows:

                                                    1994           1993

          Fidelity Fund                        $  (206,522)   $  (24,150)
          Growth and Income Portfolio           (1,279,974)    1,800,981
          U.S. Equity Index Portfolio             (912,415)    2,476,178
          Magellan Fund                         (2,049,851)    2,146,258

          Total Combined Trust Mutual Fund      (4,448,762)    6,399,267

          Less:  Other plans                      (984,418)    1,283,828

          Net plan (depreciation) appreciation $(3,464,344)   $5,115,439











                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                            NOTES TO FINANCIAL STATEMENTS



          NOTE 5 - COMPANY STOCK FUND:

          Investments in the Company Stock Fund at December 31 were as follows:

                                                    1994           1993

          Ingersoll-Rand Company common stock  $180,368,797   $211,944,551
          Chase Liquidity Fund                    1,763,309              0
          Fidelity Separate U.S. Government
            Reserves Portfolio                            0      1,462,125

          Total Combined Trust Ingersoll-Rand
            Company Stock Fund                  182,132,106    213,406,676

          Less: Other plans                      16,711,269     21,118,988

          Plan investment in Ingersoll-Rand
           Company Stock Fund                  $165,420,837   $192,287,688

          The Company Stock Fund investment in company common stock at December 31, 1994 and 1993, included 5,727,782 shares and 5,541,034 shares, respectively. At December 31, 1994 and 1993, these shares cost $116,759,698 and $103,917,832, respectively.

          Net realized and unrealized (depreciation) or appreciation of investments for the years ended December 31, 1994 and 1993 was as follows:

                                                    1994          1993

          Combined Investment Trust            $(33,005,910)  $56,158,664
          Less: Other plans                      (3,139,109)    5,557,715

          Net plan (depreciation) appreciation $(29,866,801)  $50,600,949



















                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                            NOTES TO FINANCIAL STATEMENTS



          NOTE 6 - LOAN FUND:

          The plan allows participants to borrow from their vested account balances subject to certain limits. Loans are withdrawn from the participants' accounts in a sequence outlined in the plan.

          The Benefits Committee establishes the loan interest rate and reviews the rate quarterly. In 1994, the interest rate on new loans was 8%. The interest rate on new loans in 1993 ranged from 8% to 9%.Interest charges begin 60 days after the initial loan date.

          Loans are repaid in equal installments through payroll deductions over a maximum of five years. Loan repayments consist of interest and principal, and are reinvested according to the participant's current investment elections. If a participant terminates employment with the company, any outstanding loan balance is considered a distribution.

          NOTE 7 - FEDERAL INCOME TAXES:

          In June 1991, a favorable determination letter was received from the Internal Revenue Service indicating that the plan documentation satisfied the requirements for tax qualification under Section 401(a) of the Internal Revenue Code. The trust established for the plan is exempt from federal income tax under
          Section 501(a) of the Internal Revenue Code. Filing for certain amendments is pending. The company believes the plan complies with Section 401(a); therefore, the financial statements do not provide for income taxes. Employees defer taxes on income earned, company contributions and contributions made under the salary deferral feature. Taxes on employee distributions depend on the form and amount of such payment.

          NOTE 8 - TRANSFERS (FROM) TO OTHER PLANS:

          Transfers to (from) the Ingersoll-Dresser Pump Company Savings and Investment Plan were $212,019 and ($311,362) in 1994 and 1993, respectively. There were no other plan to plan transfers.









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